EXHIBIT 99.2

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

CANADIAN GAAP

	Three Months Ended July 31, 2011	Nine Months Ended July 31, 2011	Year Ended October 31
(in millions of Canadian dollars, except for ratios)			2010	2009	2008	2007	2006
EXCLUDING INTEREST ON DEPOSITS
Fixed Charges
Interest expensed and capitalized (excluding deposits) (1)	$311	$873	$894	$982	$2,333	$3,097	$2,434
Estimated interest within rental expense	31	90	113	113	109	100	97
Preferred dividend requirement (2)	0	0	0	0	12	13	28

Total Fixed Charges	$342	$963	$1,007	$1,095	$2,454	$3,210	$2,559

Preferred Dividends Requirement (Parent Entity) (3)	$48	$136	$168	$134	$70	$47	$38

Total Fixed Charges and Preferred Dividends	$390	$1,099	$1,175	$1,229	$2,524	$3,257	$2,597

Earnings
Income from continuing operations before income taxes (4)	$985	$3,086	$3,567	$2,076	$1,977	$2,395	$3,452
Adjusted for: Earnings and distributions related to equity investees	5	(6)	14	1	(18)	(35)	27
Fixed Charges (excluding preferred dividend requirement)	342	963	1,007	1,095	2,442	3,197	2,531

Earnings	$1,332	$4,043	$4,588	$3,172	$4,401	$5,557	$6,010

Ratio of Earnings to Fixed Charges, excluding interest on deposits	3.89	4.20	4.56	2.90	1.79	1.73	2.35

Ratio of Earnings to Fixed Charges and Preferred Dividends, excluding interest on deposits	3.42	3.68	3.90	2.58	1.74	1.71	2.31

INCLUDING INTEREST ON DEPOSITS
Fixed Charges
Interest expensed and capitalized (including deposits) (1)	$971	$2,851	$3,256	$5,023	$9,674	$11,002	$8,177
Estimated interest within rental expense	31	90	113	113	109	100	97
Preferred dividend requirement (2)	0	0	0	0	12	13	28

Total Fixed Charges	$1,002	$2,941	$3,369	$5,136	$9,795	$11,115	$8,302

Preferred Dividends Requirement (Parent Entity) (3)	$48	$136	$168	$134	$70	$47	$38

Total Fixed Charges and Preferred Dividends	$1,050	$3,077	$3,537	$5,270	$9,865	$11,162	$8,340

Earnings
Income from continuing operations before income taxes (4)	$985	$3,086	$3,567	$2,076	$1,977	$2,395	$3,452
Adjusted for: Earnings and distributions related to equity investees	5	(6)	14	1	(18)	(35)	27
Fixed Charges (excluding preferred dividend requirement)	1,002	2,941	3,369	5,136	9,783	11,102	8,274

Earnings	$1,992	$6,021	$6,950	$7,213	$11,742	$13,462	$11,753

Ratio of Earnings to Fixed Charges, including interest on deposits	1.99	2.05	2.06	1.40	1.20	1.21	1.42

Ratio of Earnings to Fixed Charges and Preferred Dividends, including interest on deposits	1.90	1.96	1.96	1.37	1.19	1.21	1.41

(1)	Includes amortization of debt issuance costs.
(2)	Represents pre-tax earnings required to pay dividends of consolidated subsidiaries.

(3)	Represents pre-tax earnings required to pay preferred dividends.

(4)	Adjusted for capitalized interest.

COMPUTATION OF CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

U.S. GAAP

	Three Months Ended July 31, 2011	Nine Months Ended July 31, 2011	Year Ended October 31
(in millions of Canadian dollars, except for ratios)			2010	2009	2008	2007	2006
EXCLUDING INTEREST ON DEPOSITS
Fixed Charges
Interest expensed and capitalized (excluding deposits) (1)	$311	$873	$823	$902	$2,242	$2,998	$2,335
Estimated interest within rental expense	31	90	113	113	109	100	97
Preferred dividend requirement (2)	0	0	0	0	12	13	28

Total Fixed Charges	$342	$963	$936	$1,015	$2,363	$3,111	$2,460

Preferred Dividends Requirement (Parent Entity) (3)	$48	$136	$165	$132	$70	$47	$38

Total Fixed Charges and Preferred Dividends	$390	$1,099	$1,101	$1,147	$2,433	$3,158	$2,498

Earnings
Income from continuing operations before income taxes (4)	$1,118	$3,117	$3,858	$2,324	$1,888	$2,439	$3,434
Adjusted for: Earnings and distributions related to equity investees	6	(8)	12	1	(18)	(35)	27
Fixed Charges (excluding preferred dividend requirement)	342	963	936	1,015	2,351	3,098	2,432

Earnings	$1,466	$4,072	$4,806	$3,340	$4,221	$5,502	$5,893

Ratio of Earnings to Fixed Charges, excluding interest on deposits	4.29	4.23	5.13	3.29	1.79	1.77	2.40

Ratio of Earnings to Fixed Charges and Preferred Dividends, excluding interest on deposits	3.76	3.71	4.37	2.91	1.73	1.74	2.36

INCLUDING INTEREST ON DEPOSITS
Fixed Charges
Interest expensed and capitalized (including deposits) (1)	$971	$2,851	$3,185	$4,943	$9,583	$10,903	$8,078
Estimated interest within rental expense	31	90	113	113	109	100	97
Preferred dividend requirement (2)	0	0	0	0	12	13	28

Fixed Charges	$1,002	$2,941	$3,298	$5,056	$9,704	$11,016	$8,203

Preferred Dividends Requirement (Parent Entity) (3)	$48	$136	$165	$132	$70	$47	$38

Total Fixed Charges and Preferred Dividends	$1,050	$3,077	$3,463	$5,188	$9,774	$11,063	$8,241

Earnings
Income from continuing operations before income taxes (3)	$1,118	$3,117	$3,858	$2,324	$1,888	$2,439	$3,434
Adjusted for: Earnings and distributions related to equity investees	6	(8)	12	1	(18)	(35)	27
Fixed Charges (excluding preferred dividend requirement)	1,002	2,941	3,298	5,056	9,692	11,003	8,175

Earnings	$2,126	$6,050	$7,168	$7,381	$11,562	$13,407	$11,636

Ratio of Earnings to Fixed Charges, including interest on deposits	2.12	2.06	2.17	1.46	1.19	1.22	1.42

Ratio of Earnings to Fixed Charges and Preferred Dividends, including interest on deposits	2.02	1.97	2.07	1.42	1.18	1.21	1.41

(1)	Includes amortization of debt issuance costs.
(2)	Represents pre-tax earnings required to pay preferred dividends of consolidated subsidiaries.

(3)	Represents pre-tax earnings required to pay preferred dividends.

(4)	Adjusted for capitalized interest.